UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2010

Commission File Number:  000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 4 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 31, 2010	By:	/s/ Roland M. Andersen Name: Roland M. Andersen Title: Chief Financial Officer/Acting Chief Executive Officer

Exhibit 1

ANNOUNCEMENT NO. 4 – 2010

31 March 2010

Notice of Annual General Meeting of Directors and Shareholders and Complete Proposals

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of directors and shareholders of TORM A/S to be held on 28 April 2010.

Contact:	N. E. Nielsen, Chairman of the Board, +45 72 27 00 00

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	1/16

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that the Annual General Meeting of Shareholders of the Company will be held on

Wednesday 28 April 2010 at 10:00 a.m.

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	The Board of Directors' report on the activities of the Company in the past year.

2.	Presentation for adoption of the Annual Report.

3.	The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

4.	Election of members to the Board of Directors.

5.	Appointment of auditor/auditors.

6.	Proposals from the Board of Directors:

a.	That the entire Article 1.3 of the Company's Articles of Association (place of registered office) be deleted after which the present Article 1.4 will become Article 1.3.

b.	That the entire Article 2.6 of the Company's Articles of Association (authorisation to issue shares to the employees) be deleted.

c.
That an authorisation to the Board of Directors be inserted in Article 2.6 of the Articles of Association to issue convertible debt instruments and to effect the capital increase relating thereto, to the effect that the new Article 2.6 will read as follows:

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	2/16

2.6.
"The Board of Directors is authorised in the period until 31 December 2011, in one stage, with or without any pre-emption rights for the existing shareholders, to resolve by unanimous resolution to raise loans for a total amount of up to DKK 700,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company. The loans must be paid in cash to the Company. The Board of Directors will by unanimous resolution lay down the specific terms and conditions for the convertible debt instruments being issued under this authorisation. If the shareholders' pre-emption rights are excluded, conversion may not take place at a price, which is lower than the market price of the Company's shares at the time of the issuance of the convertible debt instruments.

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 31 December 2011 by unanimous resolution to increase the Company's share capital, with or without any pre-emption rights for the existing shareholders, by up to a total nominal amount of DKK 50,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.6. New shares issued pursuant to this authorisation shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will by unanimous resolution determine any other terms and conditions."

d.
That in Article 3.3 of the Danish version of the Articles of Association, the Danish word "aktiebog" be replaced with "ejerbog" (in English the designation "register of shareholders" remains unchanged) and that the Danish word "aktiebogsfører" be replaced with "ejerbogsfører" (in English the designation "keeper of the Company's register of shareholders" remains unchanged), and that the address for VP Investor Services A/S (VP Services A/S) be replaced by the CVR no. of this company so that "Weidekampsgade 14, DK-2300 København S" is replaced by "CVR no. 30201183"

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	3/16

e.
That Article 3.7 of the Articles of Association be amended from "Any dividend payable to a shareholder which remains unclaimed for five years after the due date shall accrue to the Company." to "Any dividend payable to a shareholder which remains unclaimed for three years after the due date shall accrue to the Company."

f.
That Article 5.3 of the Articles of Association be amended from "Proposals made by shareholders shall be submitted in writing to the Board of Directors not later than 15 February in order to be considered at the annual general meeting." to "Any shareholder shall be entitled to have one or more items included in the agenda for the ordinary general meeting, provided that the shareholder submits a written request to that effect to the Company's Board of Directors no later than six weeks before the general meeting."

g.
That Article 5.4 of the Articles of Association be amended from "Extraordinary general meetings shall be held when the Board of Directors or the auditors think fit. Extraordinary general meetings shall be convened within 14 days if requisitioned in writing by shareholders holding one-tenth of the share capital for the purpose of considering specific business." to "Extraordinary general meetings shall be held when demanded by the Board of Directors or the auditor elected by the general meeting. Extraordinary general meetings shall be convened within 2 weeks if requisitioned in writing by shareholders holding 5% of the share capital for the purpose of considering specific business."

h.
That Article 5.5 of the Articles of Association be amended from "General meetings shall be convened four weeks before the general meeting at the earliest. Annual general meetings shall be convened not later than 14 days before the meeting and extraordinary general meetings shall be convened not later than eight days before the meeting." to "General meetings shall be convened with a notice of no more than five weeks and no less than three weeks."

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	4/16

i.
That Article 5.6 of the Articles of Association be amended from "General meetings shall be convened by a notice inserted in the national Danish newspapers Berlingske Tidende and Børsen and in such manner and in such form as may at any time be required by the stock exchanges on which the Company's shares or ADR receipts (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company on request." to "General meetings shall be convened by notice in at least one national daily newspaper, by notice on the Company's website www.torm.com and via the Danish Commerce and Companies Agency's IT system and otherwise in any such manner and form as may at any time be required by the stock exchanges on which the Company's shares or ADRs (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company and who have so requested."

j.	That Articles 8.1, 8.2, 8.3, 8.4 and 8.5 of the Articles of Association be amended from:

8.1
"Any shareholder and any ADR holder shall be entitled to attend the general meeting provided he has, no later than four days before the meeting, obtained an admission card for the meeting from the office of the Company on presentation of due evidence of authority or by referring to registration of shares or ADR's."

8.2
"The issue of an admission card requires documentation for the title to shares or ADR's not registered in the name of a holder in the form of a deposit receipt issued within the last ten business days by VP SECURITIES A/S or the depositary bank and a written declaration showing that the shares or ADR's have not or will not be transferred until, at the earliest, the day after the general meeting for which the admission card is required."

8.3
"Each share of DKK 5.00 shall give its holder the right to one vote. Shares acquired by transfer shall not carry any voting rights unless the shareholder has registered his shares or has given notice of or provided documentation for his acquisition at the latest on the day before the general meeting is advertised in the Danish national newspapers, Berlingske Tidende and Børsen."

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	5/16

	8.4	"The shareholder and the ADR holder shall be entitled to attend the general meeting by proxy."

	8.5	"The proxy shall produce a written and dated instrument appointing him as proxy which cannot be given for a period exceeding one year."

to

8.1
"A shareholder's right to participate in and vote at general meetings shall be determined on the basis of such shareholder's holding of shares on the record date, i.e., one week prior to the general meeting. Participation at general meetings is furthermore subject to the shareholder having requested an admission card for the relevant general meeting no later than three days prior to the date of the general meeting. Admission cards are issued to any such person who according to the register of shareholders is registered as a shareholder on the record date or who has duly reported his shareholding to the Company as at the record date for purposes of entry in the register of shareholders."

8.2
"The Board of Directors may determine that holders of ADRs as at the record date may attend general meetings, provided that such holders no later than three days before the date of the general meeting have requested an admission card for the relevant general meeting and presented due documentation of their holdings."

	8.3	"Each share of DKK 5.00 carries one vote."

	8.4	"Each shareholder shall be entitled to be represented by proxy."

8.5
"The proxy holder shall present a written and dated instrument of proxy. Instruments of proxy to the Company's management shall be granted for a maximum period of 12 months and shall be issued for a specific general meeting with a known agenda."

k.
That Article 10.2 of the Articles of Association be amended from "At general meetings, all resolutions shall be passed with simple majority." to "At general meetings, all resolutions shall be passed by a simple majority of votes, unless otherwise provided by statute or these Articles of Association."

l.
That the reference in Article 10.3 of the Articles of Association to "Sections 78-79 of the Danish Companies Act" be deleted and replaced by a reference to "Sections 106-107 of the Danish Companies Act".

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	6/16

m.
That the reference in Articles 12.1 and 12.2 of the Danish version of the Articles of Association to "aktieselskabslovens regler" be replaced by a reference to "selskabslovens regler" (this amendment has no bearing on the existing wording of the English version of the Articles of Association which reads "the provisions of the Danish Companies Act") and that the reference in Article 6.3 of the Articles of Association to "Danish Public Companies Act" be replaced by a reference to "Danish Companies Act".

n.	That the reference in Article 13.7 of the Articles of Association to "s. 69b of the Danish Companies Act" be replaced by a reference to "s. 69b of the former Danish Companies Act."

o.	That a new Article 13.8 be inserted in the Articles of Association reading as follows: "The corporate language is English, cf. Section 126(3)-(4) of the Companies Act."

p.
That the Board of Directors be authorised in the period until the next Annual General Meeting to let the Company acquire its own shares within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

q.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Any other business.

*****

Adoption requirements

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under items 2 - 5 and items 6p – 6q is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under items 6a – 6e, 6i and 6k – 6o is subject to at least two-thirds of the votes cast as well as of the share capital represented at the general meeting voting in favour

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	7/16

of the proposals, cf. Section 106(1) of the Companies Act. Adoption of the proposals under items 6f – 6h and 6j will be considered validly adopted if only one shareholder votes in favour of the proposal, even if the minimum requirement of one-third of the share capital being represented is not met at the general meeting, cf. Section 55(3) of the Executive Order on the partial entry into force of the Danish Companies Act etc.

Form of notice and availability of information

Notice convening the Annual General Meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be inserted in the national Danish newspapers Berlingske Tidende and Børsen and be announced through the Danish Commerce and Companies Agency's IT system and on the Company's website www.torm.com.

This notice containing the agenda, the complete proposals, information on the total number of shares and voting rights on the date of the notice, the Company's Annual Report 2009 and the forms to be used for proxy voting, will be available for inspection at the offices of the Company no later than 8 days prior to the date of the Annual General Meeting. Furthermore, the documents will for a period of three weeks starting no later than three weeks before (and including) the date of the general meeting be available on the Company's website www.torm.com.

Admission cards and instruments of proxy

Admission and voting cards, cf. Section 8.3 of the Articles of Association, to the Annual General Meeting may be obtained against presentation of appropriate documentation (VP reference number) on or before Friday, 23 April 2010 at 4.30 pm in one of the following ways:

-	by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, 2300 Copenhagen S, duly completed and signed or by fax to +45 4358 8867, or

-	by contacting VP Investor Services A/S at tel. +45 4358 8891, or

-	on www.uk.vp.dk/agm.

Shareholders unable to attend the General Meeting may by use of the Proxy Form either:

-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S which must be brought to the General Meeting, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	8/16

-	authorise the Board of Directors to vote on the shareholder's behalf as indicated in check boxes.

If a shareholder chooses to be represented by proxy, the Proxy Form must be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, 2300 Copenhagen S, or by fax +45 4358 8867 in time for the Proxy Form to be received by VP Investor Services A/S on or before Friday, 23 April 2010, at 4.30 pm.

Proxy may also be granted electronically on VP Investor Services A/S's website www.uk.vp.dk/agm on or before Friday, 23 April 2010, at 4.30 pm.

On the date of this notice, the Company's share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the general meeting. However, the exercise of voting rights attaching to shares acquired by transfer is subject to the shares having been registered in the Company's register of shareholders or the shareholder having reported or documented his or her acquisition no later than on the day before this notice is inserted in the leading Danish daily newspapers Berlingske Tidende and Børsen, cf. Article 8.3 of the Articles of Association.

Hellerup, March 2010

The Board of Directors

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	9/16

Annual General Meeting of shareholders of TORM A/S, CVR no. 22460218, to be held on Wednesday, 28 April 2010 at 10 am at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg:

Complete Proposals

* * * * *

1.	The Board of Directors' report on the activities of the Company in the past year.

The Board of Directors proposes that the oral report of the Chairman of the Board of Directors be noted.

2.	Presentation for adoption of the Annual Report.

The Board of Directors proposes that the Annual Report be adopted.

3.
The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

The Board of Directors proposes that no ordinary dividends be distributed for the financial year 2009. It is therefore proposed that the net profit for the year be carried forward.

4.
Election of members to the Board of Directors.

The existing board member Mr Nicos Zouvelos is up for re-election pursuant to Articles 12.2 and 12.3 of the Company's Articles of Association.

The Board of Directors proposes the re-election of Mr Nicos Zouvelos.

Information on Mr Nicos Zouvelos' managerial positions, cf. Section 120(3) of the Danish Companies Act, appears from Appendix 1 hereto.

The other board members are not up for election.

5.	Appointment of auditor/auditors. The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionsaktieselskab.

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	10/16

6.
Proposals from the Board of Directors:

Unless otherwise stated below, the proposals under items 6a - 6o below are motivated in part by new terminology used in the new Danish Companies Act, in part by the increased flexibility introduced under the new Danish Companies Act and in part by amendments necessary to bring the Articles of Association into line with the new Danish Companies Act.

a.	That the entire Article 1.3 of the Company's Articles of Association (place of registered office) be deleted after which the present Article 1.4 will become Article 1.3.

b.	That the entire Article 2.6 of the Company's Articles of Association (authorisation to issue shares to the employees) be deleted.

The proposal is motivated by the expiry on 1 April 2010 of the authorisation under said Article 2.6.

c.
That an authorisation to the Board of Directors be inserted in Article 2.6 of the Articles of Association to issue convertible debt instruments and to effect the capital increase relating thereto, to the effect that the new Article 2.6 will read as follows:

2.6.
The Board of Directors is authorised in the period until 31 December 2011, in one stage, with or without any pre-emption rights for the existing shareholders, to resolve by unanimous resolution to raise loans for a total amount of up to DKK 700,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company. The loans must be paid in cash to the Company. The Board of Directors will by unanimous resolution lay down the specific terms and conditions for the convertible debt instruments being issued under this authorisation. If the shareholders' pre-emption rights are excluded, conversion may not take place at a price, which is lower than the market price of the Company's shares at the time of the issuance of the convertible debt instruments.

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 31 December 2011 by unanimous resolution to increase the Company's share capital, with or without any pre-emption rights for the existing shareholders, by up to a total nominal amount of DKK 50,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.6. New shares issued pursuant to this authorisation shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	11/16

subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will by unanimous resolution determine any other terms and conditions."

The proposal is motivated by ensuring the Company a flexible capital structure.

d.
That in Article 3.3 of the Danish version of the Articles of Association, the Danish word "aktiebog" be replaced with "ejerbog" (in English the designation "register of shareholders" remains unchanged) and that the Danish word "aktiebogsfører" be replaced with "ejerbogsfører" (in English the designation "keeper of the Company's register of shareholders" remains unchanged), and that the address for VP Investor Services A/S (VP Services A/S) be replaced by the CVR no. of this company so that "Weidekampsgade 14, DK-2300 København S" is replaced by "CVR no. 30201183".

e.
That Article 3.7 of the Articles of Association be amended from "Any dividend payable to a shareholder which remains unclaimed for five years after the due date shall accrue to the Company." to "Any dividend payable to a shareholder which remains unclaimed for three years after the due date shall accrue to the Company."

The proposal is motivated by a general reduction in the limitation period under Danish law from five to three years.

f.
That Article 5.3 of the Articles of Association be amended from "Proposals made by shareholders shall be submitted in writing to the Board of Directors not later than 15 February in order to be considered at the annual general meeting." to "Any shareholder shall be entitled to have one or more items included in the agenda for the ordinary general meeting, provided that the shareholder submits a written request to that effect to the Company's Board of Directors no later than six weeks before the general meeting."

g.
That Article 5.4 of the Articles of Association be amended from "Extraordinary general meetings shall be held when the Board of Directors or the auditors think fit. Extraordinary general meetings shall be convened within 14 days if requisitioned in writing by shareholders holding one-tenth of the share capital for the purpose of considering specific business." to " Extraordinary general meetings shall be held when demanded by the Board of Directors or the auditor elected by the general meeting. Extraordinary general meetings shall be convened within 2 weeks if requisitioned in writing by shareholders holding 5% of the share capital for the purpose of considering specific business."

h.
That Article 5.5 of the Articles of Association be amended from "General meetings shall be convened four weeks before the general meeting at the earliest. Annual general meetings shall be convened not later than 14 days before the meeting and extraordinary general

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	12/16

meetings shall be convened not later than eight days before the meeting." to "General meetings shall be convened with a notice of no more than five weeks and no less than three weeks."

i.
That Article 5.6 of the Articles of Association be amended from "General meetings shall be convened by a notice inserted in the national Danish newspapers Berlingske Tidende and Børsen and in such manner and in such form as may at any time be required by the stock exchanges on which the Company's shares or ADR receipts (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company on request." to "General meetings shall be convened by notice in at least one national daily newspaper, by notice on the Company's website www.torm.com and via the Danish Commerce and Companies Agency's IT system and otherwise in any such manner and form as may at any time be required by the stock exchanges on which the Company's shares or ADRs (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company and who have so requested."

j.	That Articles 8.1, 8.2, 8.3, 8.4 and 8.5 of the Articles of Association be amended from:

8.1
"Any shareholder and any ADR holder shall be entitled to attend the general meeting provided he has, no later than four days before the meeting, obtained an admission card for the meeting from the office of the Company on presentation of due evidence of authority or by referring to registration of shares or ADR's."

8.2
"The issue of an admission card requires documentation for the title to shares or ADR's not registered in the name of a holder in the form of a deposit receipt issued within the last ten business days by VP SECURITIES A/S or the depositary bank and a written declaration showing that the shares or ADR's have not or will not be transferred until, at the earliest, the day after the general meeting for which the admission card is required."

8.3
"Each share of DKK 5.00 shall give its holder the right to one vote. Shares acquired by transfer shall not carry any voting rights unless the shareholder has registered his shares or has given notice of or provided documentation for his acquisition at the latest on the day before the general meeting is advertised in the Danish national newspapers, Berlingske Tidende and Børsen."

8.4	"The shareholder and the ADR holder shall be entitled to attend the general meeting by proxy."

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	13/16

8.5	"The proxy shall produce a written and dated instrument appointing him as proxy which cannot be given for a period exceeding one year."

     to

8.1
"A shareholder's right to participate in and vote at general meetings shall be determined on the basis of such shareholder's holding of shares on the record date, i.e. one week prior to the general meeting. Participation at general meetings is furthermore subject to the shareholder having requested an admission card for the relevant general meeting no later than three days prior to the date of the general meeting. Admission cards are issued to any such person who according to the register of shareholders is registered as a shareholder on the record date or who has duly reported his shareholding to the Company as at the record date for purposes of entry in the register of shareholders."

8.2
"The Board of Directors may determine that holders of ADRs as at the record date may attend general meetings, provided that such holders no later than three days before the date of the general meeting have requested an admission card for the relevant general meeting and presented due documentation of their holdings."

8.3	"Each share of DKK 5.00 carries one vote."

8.4	"Each shareholder shall be entitled to be represented by proxy."

8.5
The proxy holder shall present a written and dated instrument of proxy. Instruments of proxy to the Company's management shall be granted for a maximum period of 12 months and shall be issued for a specific general meeting with a known agenda."

k
That Article 10.2 of the Articles of Association be amended from "At general meetings, all resolutions shall be passed with simple majority." to "At general meetings, all resolutions shall be passed by a simple majority of votes, unless otherwise provided by statute or these Articles of Association."

The proposal is motivated by a wish to clarify the adoption requirement.

l.
That the reference in Article 10.3 of the Articles of Association to "Sections 78-79 of the Danish Companies Act" be deleted and replaced by a reference to "Sections 106-107 of the Danish Companies Act".

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	14/16

m.
That the reference in Articles 12.1 and 12.2 of the Danish version of the Articles of Association to "aktieselskabslovens regler" be replaced by a reference to "selskabslovens regler" (this amendment has no bearing on the existing wording of the English version of the Articles of Association which reads "the provisions of the Danish Companies Act") and that the reference in Article 6.3 of the Articles of Association to "Danish Public Companies Act" be replaced by a reference to "Danish Companies Act".

n.	That the reference in Article 13.7 of the Articles of Association to "s. 69b of the Danish Companies Act" be replaced by a reference to "s. 69b of the former Danish Companies Act.".

o.	That a new Article 13.8 be inserted in the Articles of Association reading as follows: "The corporate language is English, cf. Section 126(3)-(4) of the Companies Act."

p.
That the Board of Directors be authorised in the period until the next Annual General Meeting to let the Company acquire its own shares within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

q.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Any other business.

* * * * *

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under items 2 – 5 and 6p – 6q is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under items 6a – 6e, 6i and 6k – 6o is subject to at least two-thirds of the votes cast as well as of the share capital represented at the general meeting voting in favour of the proposals, cf. Section 106(1) of the Companies Act. Adoption of the proposals under items 6f – 6h and 6j will be considered validly adopted if only one shareholder votes in favour of the proposal, even if the minimum requirement of at least one-third of the share capital being represented is not met at the general meeting, cf. Section 55(3) of the Executive Order on the partial entry into force of the Danish Companies Act etc.

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	15/16

Appendix 1:

Pursuant to Section 120(3) of the Danish Companies Act, the following information is given on Mr Nicos Zouvelos' managerial positions:

Nicos Zouvelos is General Manager of Beltest Shipping Company Ltd., Cyprus.

ANNOUNCEMENT NO. 4 – 2010
31 MARCH 2010	TORM A/S – NOTICE OF AND COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING	16/16